Mail Stop 3010

August 25, 2009

Mr. Ayaz Kassam
Chief Executive Officer and Principal Financial Officer
Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV 89110

>   **Re: Superlattice Power, Inc.**
>   **Form 10-K for fiscal year ended July 31, 2008**
>   **Filed October 29, 2008**
>   **File No. 0-50693**

Dear Mr. Kassam:

We have reviewed your response letter dated June 29, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended July 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 19

1.   We note your response to prior comment six and the updated consolidated
        statements of cash flows provided in the draft version of your to be amended
        Form 10-K for the fiscal year ended July 31, 2008. Please reconcile the amounts
        provided within the statement of cash flows, including the non-cash transactions,
        to the corresponding amounts per your consolidated balance sheets or statements
        of operations. For example, you provide the reconciling item for *Increase
        (decrease) in deposits* as an Item not affecting cash flows, however the line item
        does not appear to be included with in your balance sheet.

Item 9A(T). Controls and Procedures, page 29

2.   We note your response to prior comment seven. Please provide further
        information supporting management's basis for determining that your disclosure
        controls and procedures were effective as of July 31, 2007. It is unclear why the
        financial statement presentation requirements were the responsibility of your
        external auditor.

Item 10. Directors, Executive Officers, and Corporate Governance, page 30

3.   We note your response to comment eight of our letter dated May 13, 2009. In
        response to our comment, you state that the disclosure has been revised in
        response to our comment. We could not locate the disclosure in your proposed
        revisions. Please advise or revise your disclosure in future filings to include the
        disclosure required by Item 406 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 33

4.   We note your response to comment nine of our letter dated May 13, 2009. In
        response to our comment, you state that the disclosure has been revised in
        response to our comment. We could not locate the disclosure in your proposed
        revisions. Please advise or revise your disclosure to provide all of the disclosure
        required by Item 404(d) of Regulation S-K. Please ensure that you provide
        disclosure regarding all of your related party transactions, including each related
        person's name, relation to the company and interest in the transaction, to the
        extent required by this item. Please ensure that you file any agreements relating
        to your related party transactions to the extent required by Item 601(b)(10) of
        Regulation S-K.

Exhibits 31 and 32

5.   We note your response to comments 10 through 13 of our letter dated May 13, 2009. In response to our comment, you state that Mr. Kassam is the principal financial officer. However, on page 30 of your 10-K, you state that Mr. Charania is your Chief Financial Officer. Please confirm that you will revise your disclosure in future filings to clarify that Mr. Charania is not the Chief Financial Officer and that Mr. Kassam is your principal financial officer. If Mr. Charania is your Chief Financial Officer, please file an amended 10-K that includes a revised certification signed by Mr. Kassam in his capacity as Chief Executive Officer and a separate certification for Mr. Charania signed in his capacity as Chief Financial Officer for exhibits 31 and 32. Additionally, please revise to ensure that the signatures conform to the requirements of Instruction D to Form 10-K and that the required persons sign the report.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or Kevin Woody, Accounting Branch Chief at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or the undersigned at 202.551.3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief